UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Digitalrooster.com (Name of Issuer)
Common Stock, no par value (Title of Class of Securities)
25388G 103 (CUSIP Number)
Anthony Korculanic 366 Bay Street, 12th Floor Toronto, Ontario, Canada M5H 4B2 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 17, 2001 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 25388G 103

1.	Names of Reporting Persons. Anthony Korculanic I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [X]

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Canadian

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,100,000

	8.	Shared Voting Power 0

	9.	Sole Dipositive Power 8,100,000

	10.	Shared Dipositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,100,000

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Insructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 24%

14.	Type of Reporting Person IN
2

Item 1. Security and Issuer

          This statement is filed with respect to shares of common stock with no par value (the "Shares") of Digital Rooster.com Inc. (the "Company", "Digital Rooster" or the "Issuer"), whose address is 366 Bay Street, 12th Floor, Toronto, Ontario Canada M5H 4B2

Item 2. Identity and Background.

(a)	Name: Anthony Korculanic

(b)	Residence or business address: 366 Bay Street, 12th Floor, Toronto, Ontario Canada M5H 4B2

(c)

Present Principal Occupation or Employment:  Operations Manager and Director of Web Dream Inc. Director, Vice President and Secretary of Jazz Monkey Media Inc. The address of Digital Rooster and Web Dream Inc. is 366 Bay Street, 12th Floor, Toronto, Ontario Canada M5H 4B2 and the address of Jazz Monkey Media Inc. is 366 Bay Street, 11th Floor, Toronto, Ontario Canada M5H 4B2.

(d)

Criminal Conviction:  On July 9, 1999 Mr. Korculanic pleaded guilty under a plea agreement dated January 7, 1999 to one count of carrying lottery materials in inter state or foreign commerce contrary to 18 U.S.C. Sec.Sec.1301 and 2. The offense was committed by affiliation as Sales Manager at Intertel Marketing on March 9, 1995. The court ordered three years probation and imposed a fine in the amount of U.S. $30,000. No jail or prison sentence was imposed.

(e)	Court or Administrative Proceedings: No.

(f)	Citizenship: Canadian.

Item 3. Source and Amount of Funds or Other Consideration:

          On January 20, 2000, Digital Rooster completed the acquisition of all of the issued and outstanding common shares of Web Dream. Shareholders of Web Dream Inc. exchanged one common share for two common shares of Digital Rooster. John A. van Arem exchanged 4,800,000 shares of Web Dream for 9,600,000 common shares Digital Rooster.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

3
(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

Mr. Korculanic may, from time to time, acquire additional securities of the Company for investment purposes. In connection with Mr. Korculanic's position as Operations Manager of Digital Rooster, he may receive options to acquire shares of common stock of Digital Rooster. Mr. Korculanic could acquire voting power over additional securities of the Company as a result of future acquisitions

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
Mr. Korculanic has no present plans or proposals for an extraordinary corporate transaction involving the Company.
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
Mr. Korculanic has no present plans or proposals involving the sale or transfer of a material amount of assets of the Company or any of its subsidiaries.
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
Mr. Korculanic has no present plans to add Board members or change the term of directors.
(e) Any material change in the present capitalization or dividend policy of the issuer;
Mr. Korculanic has no present plans or proposals for material change in the present capitalization or dividend policy of the Company.
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

Mr. Korculanic has no present plans or proposals for a material change in the Company's business or corporate structure.
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

Mr. Korculanic has no present plans or proposals for changes in the Company's charter or bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person.

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

Not applicable. Mr. Korculanic has plans to cause the Company to apply for a listing on the United States NASD Over the Counter Bulletin Board.
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
Mr. Korculanic has no present plans or proposals for a class of securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.
(j) Any action similar to any of those enumerated above.
Mr. Korculanic has no present plans or proposals for a class of securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

Item 5. Interest in Securities of the Issuer.

(a)

The Company filed a Form 20F Registration Statement on April 17, 2001 which automatically became effective 60 days thereafter. Mr. Korculanic is the beneficial owner directly or indirectly of 8,100,000 common shares of Digital Rooster which represents 24% of the class of securities. Mr. Korculanic also has 100,000 options to purchase common shares that are immediately exercisable at the price of CDN$0.25. An additional 100,000 options vest and are exercisable after February 18, 2002 at the price of CDN$0.25. These 200,000 options were granted on February 18, 2000 and expire on February 18, 2003. The Directors of the Company may I their discretion issue additional options to Mr. Korculanic from time to time.

(b)	Mr. Korculanic has sole voting power and sole dispositive power for 8,100,000 common shares of Digital Rooster.

(c)	None.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None.
4

Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 05, 2001
By:	/s/ Anthony Korculanic Anthony Korculanic

5